EMX Royalty Corporation
Management's Discussion and Analysis

Six Months Ended June 30, 2025

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
General
This Management's Discussion and Analysis ("MD&A") for EMX Royalty Corporation, (the "Company", or "EMX") has been prepared based on information known to management as of August 6, 2025. This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the condensed consolidated interim financial statements of the Company for the six months ended June 30, 2025 prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included therein and in the following MD&A are in United States dollars except where noted.
Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the "Forward-Looking Information and Cautionary Statement" at the end of this MD&A. Additional information related to the Company, including our Annual Information Form and Form 40-F, are available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of EMX's producing royalties as well as summaries of the Company's advanced royalties and royalty generation assets. For additional information, please see our website at www.emxroyalty.com.

Abbreviated Definitions
Periods under review
"Q4"	The three-month period ended December 31
"Q3"	The three-month period ended September 30
"Q2"	The three-month period ended June 30
"Q1"	The three-month period ended March 31

Measurement
"GEO"	Gold equivalent ounces
"oz"	Ounce
"t"	Tonne
"lb"	Pound
"Kt"	Thousand tonnes
"Mlbs"	Million pounds
"Tsol"	Total soluble

Interest types
"NSR"	Net smelter return
"GSR"	Gross smelter return
"NPI"	Net profits interest
"AMR"	Advance minimum royalty
"AAR"	Annual advance royalty

Places and currencies
"U.S."	United States
"$" or "USD"	United States dollars
"C$" or "CAD"	Canadian dollars

Other
"FS"	Feasibility study
"IRR"	Internal rate of return
"LOM"	Life of mine
"NPV"	Net present value
"PEA"	Preliminary Economic Assessment
"PFS"	Pre-feasibility study
"MRE"	Mineral Resource Estimate

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Overview
EMX is in the business of acquisition and management of royalties, strategic investments, and organic generation of royalties derived from a portfolio of mineral property interests. EMX's royalty and mineral property portfolio consists of 212 properties in North America, Europe, Türkiye, Latin America, Morocco and Australia. The Company's portfolio is comprised of the following:

Asset Type	Quantity
Producing Royalties	7
Advanced Royalties	11
Exploration Royalties	121
Total Royalties	139

Royalty Generation Properties	73
The Company's common shares are listed on the TSX Venture Exchange and on the NYSE American Exchange under the symbol "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9".

Strategy
EMX's strategy is to provide our shareholders and other stakeholders exposure to exploration success and commodity upside through successful implementation of our royalty business. The Company believes in having a strong, balanced exposure to precious and base metals with an emphasis on gold and copper. The three key components of the Company's business strategy are summarized as:
•Royalty Acquisition. The purchase of royalty interests allows EMX to acquire assets that range from producing mines to development projects. In conjunction with the acquisition of producing and pre-production royalties in the base metals, precious metals, and battery metals sectors, the Company will also consider other cash flowing royalty acquisition opportunities, including the energy sector.
•Royalty Generation and Project Evaluation. EMX's more than 20-year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geological expertise to acquire prospective properties on open ground, and to build value through low-cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, AMR and AAR payments, project milestone payments, and other consideration that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside optionality at no additional cost, with the potential for future royalty payments upon the commencement of production.
•Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes primarily from strategic equity investments in companies, with what EMX considers to be, under-valued mineral assets that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.
EMX has a combination of producing royalties, advanced royalty projects and early-stage exploration royalty properties providing shareholder's exposure to immediate cash flow, near-term development of mines, and long-term exposure to class leading discoveries. Unlike other royalty companies, EMX has focused a significant portion of its expertise and capital toward organically generating royalties. We believe putting people on the ground generating ideas and partnering with major and junior companies is where EMX can generate the highest return for our shareholders. This diversified approach towards the royalty business provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	3

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Highlights
In Q2 2025, EMX continued with robust royalty production and strong metal prices, repaid $10,000,000 in corporate debt and repurchased 1,202,168 common shares under the new Normal Course Issuer Bid ("NCIB") program for $2,554,000. EMX received an early Diablillos property payment from AbraSilver Resource Corp. ("AbraSilver") totaling $6,850,000, and received an early Berenguela property payment from Aftermath Silver Ltd. ("Aftermath") totaling $1,500,000.
The Company recognized consistent adjusted revenue and other income1 and adjusted royalty revenue1 relative to Q2 2024. Due to the receipt of early property payments, the Company recognized adjusted cash flows from operating activities of $8,978,000 compared to $1,341,000 in Q2 2024.
EMX continued to invest capital generating and acquiring royalties around the world while our partners invested significant capital to expand operations at existing mines, advance towards the development of new mines. EMX will continue to focus on our cost reduction strategy, which is weighted towards the second half of 2025.
Summary of Financial Highlights for the Periods Ended June 30, 2025 and 2024:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2025	2024	2025	2024

Statement of Income (Loss)
Revenue and other income	$6,239	$6,005	$14,661	$12,245
General and administrative costs	(1,616)	(1,694)	(3,786)	(3,842)
Royalty generation and project evaluation costs, net	(2,176)	(2,907)	(4,678)	(5,841)
Income (loss) from operations	975	(837)	1,514	(2,275)
Net income (loss)	$642	$(4,022)	$1,902	$(6,249)

Statement of Cash Flows
Cash flows from operating activities	$6,892	$(514)	$8,181	$513
Cash flows from investing activities	1,925	2,507	(3,891)	333
Cash flows from financing activities	$(10,840)	$662	$(13,901)	$49

Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$8,686	$8,758	$20,114	$17,051
Adjusted royalty revenue	$8,214	$7,836	$18,965	$15,493
Adjusted cash flows from operating activities	$8,978	$1,341	$11,884	$4,002
EBITDA	$3,065	$(981)	$7,957	$268
Adjusted EBITDA	$4,949	$4,639	$12,050	$7,862
GEOs sold	2,505	3,352	6,261	7,047

			June 30,	December 31,
Statement of Financial Position			2025	2024

Cash and cash equivalents			$17,158	$26,773
Working capital[1]			$30,188	$41,501
1 Refer to the "Non-IFRS Financial Measures" section on page 26 of this MD&A for more information on each non-IFRS financial measure. These non-IFRS measures are not standardized financial measures under the financial reporting framework used to prepare the financial statements to which the measures relates and might not be comparable to similar financial measures disclosed by other issuers.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	4

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Non-IFRS Financial Measures1:
The Company had adjusted revenue and other income1 and adjusted EBITDA1 of the following:
The Company had adjusted royalty revenue1 by metal and by asset of the following:
1 Refer to the "Non-IFRS Financial Measures" section on page 26 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	5

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Outlook
Updated 2025 Guidance
Please see our “Forward-Looking Statements” below for more details on our guidance.

	Updated 2025 Guidance[1]	Original 2025 Guidance[2]
GEO sales[3]	10,500 to 12,000	10,000 to 12,000
Adjusted royalty revenue[3]	$30,000,000 to $35,000,000	$26,000,000 to $32,000,000
Option and other property income	$1,000,000 to $2,000,000	$1,000,000 to $2,000,000
Based on the Company’s existing royalties and information available from its counterparties, we now expect GEO sales3 to range from 10,500 to 12,000 GEOs and adjusted royalty revenue3 to range from $30,000,000 to $35,000,000 in 2025. The noted increase in expected adjusted royalty revenue3 compared to the original guidance is due to the significant increases in metal prices to date in 2025.
Guidance is based on public forecasts, other disclosure by the owners and operators of our assets, historical performance and management’s understanding of the underlying producing assets. Additionally, the Company may receive information from the owners and operators of the properties, which the Company is not permitted to disclose to the public pursuant to the underlying agreement or the information has not been prepared in accordance with Canadian disclosure standards, including National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).
More specifically, Gediktepe’s guidance contribution is based on a confidential forecast provided by the operator for the 2025 year. Timok’s guidance contribution is based on a confidential forecast provided by the operator. Caserones’ guidance is based on guidance disclosed by the operator. Leeville’s guidance is based on historical performance only as the Company has no rights to data and must rely on publicly available information delivered by the operator. Balya is based on 2024 and 2025 historical performance only, given limited access to information and Gold Bar South is based on a confidential mine plan provided by the operator.
Capital Management
EMX maintains the following capital allocation goals for 2025:
•Approximately 20% decrease in operating expenditures when compared to 2024, primarily resulting from a decrease in generative expenditures, weighted toward the second half of 2025;
•Continued return of capital through a renewed Normal-Course Issuer Bid program in 2025;
•Implementation of a measured and consistent debt repayment strategy; and
•Evaluation of a potential revolving credit facility available to EMX to fund royalty acquisitions.
Portfolio Growth
The drivers for near and long term growth in cash flow will come from the material producing assets at Caserones in Chile and Timok in Serbia. At Caserones, Lundin Mining Corporation ("Lundin") has initiated an exploration program which is intended to expand mineral resources and mineral reserves while at the same time looking to increase throughput at the plant. At Timok, Zijin Mining Group Co. ("Zijin") continues to develop the Lower Zone copper porphyry block cave project while continuing to produce from the high-grade Upper Zone. Zijin also announced the recently discovered high-grade Malka Golaja Copper-Gold Deposit south of the Cukaru Peki mine and within EMX’s royalty footprint. Analysis of recent satellite imagery over the Brestovac license, which contains the Cukaru Peki Mine and is covered by EMX's royalty, shows substantial development of new drill pads with numerous drill rigs visible in the images in the southeast corner of the license where Malka Golaja is located.
1 Assumed commodity prices of $3,033/oz gold and $4.23/lb copper based on CIBC Global Mining Group's Consensus Commodity Price Forecasts (“Consensus Pricing”) published on July 1, 2025, which the Company believes to be reliable for the purposes of guidance.
2 Assumed commodity prices of $2,668/oz gold and $4.26/lb copper based on CIBC Global Mining Group's Consensus Commodity Price Forecasts (“Consensus Pricing”) published on March 3, 2025, which the Company believes to be reliable for the purposes of guidance.
3 Refer to the "Non-IFRS Financial Measures" section on page 26 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	6

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
We anticipate the recently announced $10,000,000 acquisition of a royalty on the Chapi Copper Mine property in Peru will begin contributing to royalty revenue in 2026. We are excited by the addition of a high-quality copper royalty to the portfolio that has excellent upside development and exploration potential located in the prolific Paleocene-Eocene copper-molybdenum porphyry belt of Southern Peru.
AbraSilver Resource Corp. continues to advance Diablillos in Argentina, announced that it expects to complete its definitive feasibility study by Q1 2026 and make a construction decision in the second half of 2026, and released an updated MRE in Q2 2025.
At the Vittangi Graphite development project, an appeals review process was recently concluded for the issuance of an Exploitation Concession, a key step in the mine permitting process in Sweden. Talga Group now has all major permits in force for their Nunasvaara South Mine, which is part of Europe’s largest and highest grade JORC classified natural graphite resource. At the Viscaria copper-iron-silver development project in Sweden, the Supreme Court of Sweden announced in April 2025 it will not grant leave to appeal Viscaria's environmental permit. This decision means that Viscaria's environmental permit can no longer be appealed and thus gains legal force. Viscaria now has all permits in place to start the construction of the industrial area including the enrichment plant, and to start operations in the mine. These developments are all examples of the upside optionality that exists throughout EMX’s global royalty portfolio.
EMX is well positioned to identify and pursue new royalty and investment opportunities, while continuing to grow a pipeline of royalty generation properties for partnership. As the Company continues to generate revenues from its producing royalty assets as well as from other option, advance royalty and pre-production payments across its global asset portfolio, various opportunities for capital redeployment will be evaluated. Such opportunities may include the direct acquisition of royalties, continued organic generation of royalties through partner funded projects and select strategic investments.

Corporate Updates for Q2 2025
Early Debt Repayment
The Company made a $10,000,000 early repayment towards the Franco credit facility, decreasing the principal outstanding from $35,000,000 to $25,000,000.
Early Property Payment at Diablillos Royalty Property in Argentina
The Company received an early Diablillos property payment from AbraSilver Resource Corp. totaling $6,850,000. EMX agreed to reduce the amount from $7,000,000 as consideration for early payment. This was AbraSilver's final payment obligation to the Company.
Early Property Payment at Berenguela Royalty Property in Peru
The Company received an early Berenguela property payment from Aftermath Silver Ltd. totaling $1,500,000. EMX agreed to reduce the amount of the remaining $1,750,000 due in November 2026 to $1,650,000 as consideration for early payment.
Sale of Generative Business Unit in the Nordics
The Company announced the sale of its Nordic operational platform to First Nordic Metals Corporation (“FNM”), a current partner of EMX and operator on multiple EMX royalty properties in Sweden and Finland. This strategic divestment included EMX’s infrastructure, exploration equipment and employees in the Nordic countries. The sale agreement with First Nordic did not include any EMX projects or royalty interests.
EMX views this transaction as highly synergistic, as it will reduce EMX’s operational and administrative expenses while providing additional operational capacity for FNM to advance its Gold Line interests in Sweden and its Oijärvi gold project in Finland, where EMX holds royalty interests. EMX will also be granted future royalty interests on projects organically generated by FNM for a period of five years.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	7

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Sale of Moroccan Portfolio
The Company also executed an exploration alliance agreement in the country of Morocco with Avesoro Morocco Limited (“Avesoro”), a wholly owned subsidiary of Avesoro Holdings LTD, a privately owned, West Africa-focused mid-tier gold producer. In Morocco, EMX and Avesoro will work together to advance a portfolio of exploration projects that EMX has assembled and will cooperatively explore for new opportunities. Avesoro will fully fund the alliance activities, which will include the advancement of certain projects in the EMX Moroccan portfolio, as well as new projects identified by the alliance for acquisition. Subsequent to the end of the period, EMX received a $650,000 execution payment related to the transaction.
2024 Sustainability Report
The Company is pleased to announce the publication of its Sustainability Report for 2024. The report provides information on the Company’s key ESG initiatives, reviews performance metrics, identifies improvement areas, and sets future targets.
Normal Course Issuer Bid ("NCIB")
On April 1, 2025, the Company commenced a new NCIB. Under the new NCIB, the Company may purchase for cancellation up to 5,440,027 common shares over a twelve-month period commencing on April 1, 2025. The new NCIB will expire no later than March 31, 2026.
During Q2 2025 the Company repurchased and returned to treasury 1,202,168 common shares at a cost of $2,554,000. Subsequent to the end of the period, the Company repurchased 400,929 common shares under the new NCIB for a total cost of $1,158,000.

Key Producing Royalty Updates
Caserones, Chile - Copper and Molybdenum - Effective 0.8306% NSR                 Lundin Mining Corporation
The Caserones open pit mine is developed on a porphyry copper-molybdenum deposit in the Atacama Region of Chile’s Andean Cordillera and is operated by Lundin Mining. EMX's NSR royalty interest covers the Caserones mine, as well as other nearby exploration targets, within a mineral concession package totaling approximately 17,000 hectares.
The Company’s effective share of the royalty revenue in Caserones totaled $2,447,000 for Q2 2025 (Q2 2024 - $2,753,000). Subsequent to period end, Lundin announced production volume of 29,290t of copper (Q2 2024 - 29,775t) and sales volume of 30,076t of copper (Q2 2024 - 29,862t). Production in the quarter benefited from an increase in average grade, but was also impacted by reduced throughput due to temporary primary crusher availability. Copper production in the quarter was slightly lower than in the prior year comparative period primarily due to reduced average grade due to mine sequencing.
The Company received royalty distributions of $2,086,000, net of Chilean taxes in Q2 2025 (Q2 2024 - $1,855,000). The payments received were based upon copper and molybdenum sales in Q1 2025. For Q1 2025, Lundin announced production volume of 28,709t of copper (Q1 2024 - 34,216t) and sales volume of 36,181t of copper (Q1 2024 - 35,211t). The decrease in production compared to Q1 2024 was a result of lower copper grade due to sequencing, which was partially offset by higher throughput in the mill as a result of operational efficiencies.
For more information on Caserones see, EMX's Annual Information Form ("AIF") for the year ended December 31, 2024, as well as www.lundinmining.com, and the technical report entitled “NI 43-101 Technical Report on the Caserones Mining Operation, Atacama Region, Chile” dated July 13, 2023, which is filed under Lundin’s profile on SEDAR+ at www.sedarplus.ca.
Timok, Serbia - Copper and Gold - 0.3625% NSR                         Zijin Mining Corporation
The 0.3625% NSR royalty on the Timok Royalty property, located in the Bor Mining District of Serbia and covers the Cukaru Peki copper-gold deposit and is uncapped and cannot be repurchased or reduced. Cukaru Peki consists of a high-level body of high-grade, epithermal-style copper-gold mineralization referred to as the “Upper Zone”, and a deeper body of porphyry-style copper-gold mineralization known as the “Lower Zone”. The royalty covers Zijin’s Brestovac exploration permit area (including the Cukaru Peki Mining licenses), as well as portions of Zijin’s Jasikovo-Durlan Potak exploration license north of the currently active Bor Mine. Zijin is currently producing copper and gold from the Upper Zone deposit at Cukaru Peki, while concurrently developing the Lower Zone. EMX’s royalty covers both the Upper and Lower Zones.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	8

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
EMX earned $1,625,000 in royalty revenue from the Timok royalty property in Q2 2025 (Q2 2024 - $1,586,000).
For more information on Timok, see EMX's AIF for the year ended December 31, 2024, and the technical report entitled “NI 43-101 Technical Report – Timok Copper-Gold Project Royalty, Serbia” dated effective December 31, 2020, as amended March 25, 2022, which is filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.
Gediktepe, Türkiye - Gold and Polymetallic - 10% NSR on oxide zone and 2% NSR on sulphide zone ACG Metals Corporation
The Gediktepe volcanogenic massive sulfide ("VMS") polymetallic deposit is located in western Türkiye. The Gediktepe Royalties consist of: (i) a perpetual 10% NSR royalty over metals produced from the “oxide zone” (predominantly gold and silver) after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the “sulfide zone” (predominantly copper, zinc, lead, silver and gold), payable after cumulative production of 25,000 gold-equivalent sulfide ounces.
EMX earned $1,928,000 in royalty revenue from the Gediktepe Mine in Q2 2025 (Q2 2024 - $1,806,000). This increase in revenue resulted from increases in gold and silver prices, offset by slightly lower production rates in Q2 2025.
For more information on Gediktepe, see EMX's AIF for the year ended December 31, 2024, and the technical report entitled “Gediktepe Project – Balıkesir Province, Turkey NI 43-101 Royalty Technical Report” dated effective February 1, 2022, which is filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.
Leeville, USA - Gold - 1.0% GSR                                      Nevada Gold Mines
The Leeville 1% GSR royalty covers portions of West Leeville, Carlin East, Four Corners, Turf, Rita K, and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada (the "Leeville Royalty"). The Leeville Royalty property is included in the Nevada Gold Mines LLC ("NGM") Barrick-Newmont Nevada joint venture. Leeville Royalty property mineral resource and mineral reserve estimates, as well as life of mine plans, are not available to EMX from operator NGM.
EMX earned $1,412,000 in royalty revenue from Leeville in Q2 2025 (Q2 2024 - $1,187,000).
Balya, Türkiye - Zinc, Lead and Silver - 4.0% NSR                  Esan Eczacibasi Industrial Raw Materials Co.
The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Türkiye. EMX holds an uncapped 4% NSR royalty on the "Balya North Deposit", which is operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. Ve Tic. A.Ş. ("Esan"), a private Turkish company. Esan operates a lead-zinc mine and flotation mill on the property immediately adjacent to EMX's Balya North royalty property.
EMX earned $596,000 in royalty revenue from the Balya property in Q2 2025 (Q2 2024 - $311,000). Q2 2025 saw a significant increase in revenue compared to the comparative quarter from 2024 with 130,510 oz of payable silver (Q2 2024 - 81,649 oz), 1,881 tonnes of payable zinc (Q2 2024 - 849 tonnes) and 3,087 tonnes of payable lead (Q2 2024 - 1,720 tonnes). Over 200,000 dry metric tonnes of mineralized material was processed in Q2, 2025, and together with the nearly 170,000 tonnes of material processed in Q1 2025, represents a significant increase in production at Balya in 2025. Higher production rates at Balya are expected to continue for the remainder of 2025.
Other Producing Royalties
EMX earned $129,000 in royalty revenue from Gold Bar South in Q2 2025 (Q2 2024 - $167,000). EMX expects future royalty revenue to decline in future quarters at Gold Bar South as mining at the property was completed during the quarter. The Sisorta mine was closed for winter in Q1 and restarted in Q2. EMX expects to earn revenue from the royalty throughout the rest of 2025. For more information related to the Gold Bar South royalty property see the "Results from Operations" section below.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	9

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Advanced Royalty Updates
Vittangi, Sweden - Graphite - 2.0% NSR - Development Permitting                           Talga Group
EMX holds a 2.0% NSR royalty interest on the Vittangi Graphite project located in northern Sweden which is operated by Talga Group ("Talga"). The Vittangi Graphite Project hosts one of the highest-grade natural graphite deposits in the world, situated within Sweden’s Proterozoic greenstone belt near the town of Kiruna.
The Vittangi Project consists of several mineralized zones with the Nunasvaara South deposit being the most significant. The detailed feasibility study, published in 2021, indicates a probable reserve on Nunasvaara South of 2.3 million tonnes at 24.1% graphite (see Appendix B).
The Vittangi Project is currently in the permitting phase, with Talga Group having completed a “Definitive Feasibility Study” in 2021 and more recent mining and economic studies. A Letter of Intent (“LOI”) for EPCM work was also recently signed (see Talga Group Ltd News Release dated April 30, 2025).
Additionally, the project recently concluded an appeals review process for the issuance of an Exploitation Concession, a key step in the mine permitting process in Sweden. According to Talga’s ASX News Release dated June 12, 2025: “all major permits are now in force for [Talga’s] 100% owned Nunasvaara South Mine, which is part of Europe’s largest and highest grade JORC classified natural graphite resource”.
Viscaria, Sweden - Copper and Iron - 0.5% - 1.0% NSR - Development Permitting          Gruvaktiebolaget Viscaria
EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper (iron) project located in the Kiruna mining district of Sweden which is operated by Stockholm listed Gruvaktiebolaget Viscaria ("Viscaria"). The Viscaria deposit contains elements of both VMS and iron oxide-copper-gold styles of mineralization and was mined from 1983-1996 by a partnership between LKAB and Outokumpu OYJ. Significant mineral resources remain in the historical mining area, most of which are covered by EMX’s royalty footprint.
On April 16, 2025, Viscaria announced that the Supreme Court of Sweden will not grant leave to appeal Viscaria's environmental permit. This decision means that Viscaria's environmental permit can no longer be appealed and thus gains legal force. Regarding the announcement, Viscaria noted that they now have all the permits in place to start the construction of the industrial area including the enrichment plant, and to start mining in the mine (see news release dated April 16, 2025).
Diablillos, Argentina - Silver and Gold - 1.0% NSR - Resource Development             AbraSilver Resource Corp.
Diablillos is a PFS level high sulfidation silver-gold project located in the Puna region of Salta Province, Argentina that is owned and operated by AbraSilver Resources Corp. ("AbraSilver"). There are multiple open pit resource/reserve stage deposits (e.g., Oculto and JAC), as well as prospective exploration targets that occur across the property.
In Q2, AbraSilver announced that it expects to complete its Definitive Feasibility Study ("DFS") by Q1 2026 after EIA approval by Q4 2025 and qualification under RIGI (Argentina's investment incentive regime) by Q1 2026. AbraSilver expects a construction decision to be made in the second half of 2026 (see AbraSilver news release dated April 9, 2025).
The Company received an early Diablillos property payment from AbraSilver totaling $6,850,000. EMX agreed to reduce the payment from $7,000,000 as consideration for the early payment. This was AbraSilver's final payment obligation to the Company.
Subsequent to the end of the period, AbraSilver announced a substantial increase to the Diablilos MRE to 199 million ounces of contained silver and 1.7 million ounces of contained gold in measured and indicated categories (see news release dated July 29, 2025). The total measured and indicated mineral resource (tank and heap leach) now stands at 104 Mt grading 59 g/t Ag and 0.51 g/t Au.
For the tank leach only, this represents a 25% increase in contained silver, 14% increase in contained gold and a 27% increase in measured and indicated silver-equivalent ounces when compared to the prior MRE.
For more information on the Diablillos mineral reserves and mineral resources, refer to Appendix B. For more information on the Diablillos project visit AbraSilver's website www.abrasilver.com.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	10

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Berenguela, Peru - Polymetallic - 1.0% - 1.25% NSR - Resource Development                 Aftermath Silver Ltd.
The Berenguela project, located in the Puno region of southeastern Peru, is a resource stage polymetallic (i.e., Cu-Ag-Zn-Mn) carbonate replacement-style deposit being advanced by Aftermath. Aftermath is earning 100% project interest per a definitive acquisition agreement originally executed with SSR Mining Inc. ("SSR"). EMX's sliding scale NSR royalty interest and earn-in payments (i.e., totaling $8,750,000) were acquired in 2021 as part of EMX's SSR royalty portfolio transaction.
During the quarter The Company received an early Berenguela property payment from Aftermath Silver Ltd. totaling $1,500,000. EMX agreed to reduce the amount of the remaining $1,750,000 due in November 2026 to $1,650,000 as consideration for early payment. Aftermath also announced initial results from its ongoing 82 drill hole, Phase 2 program with intercepts within and expanding the mineralized footprint (see Aftermath news releases dated May 26 and June 09, 2025).
Parks/Salyer, USA - Copper - 0.5% NSR - Resource Development             Arizona Sonoran Copper Company
EMX’s Parks/Salyer royalty property is located approximately one kilometer southwest of the historical Sacaton copper mine in central Arizona and is operated by Arizona Sonoran Copper Company, Inc. (“ASCU"). The Parks/Salyer deposit (now extended to include mineralization at Mainspring to the south), together with Cactus East & West and historical stockpiles, are collectively known as the Cactus Project. EMX retains a 0.5% NSR royalty covering 158 acres of the northeastern portion of the Parks/Salyer project.
In Q2, ASCU announced that the PFS work and workstreams are on track for issuing in H2 2025. Additionally, ASCU closed a C$51,750,000 bought deal public offering of common shares during the quarter. The net proceeds of the Offering will be used to exercise buy-down rights in respect of NSR royalties on the Cactus Project (not related to EMX's royalty), to fund potential land acquisitions related to the Cactus Project, for the completion of technical and engineering studies, and for working capital and general corporate purposes. It is anticipated that the net proceeds from the Offering will fully fund the Company through to a final investment decision at the Cactus Project, potentially in Q4 2026.
For more information on the Cactus Project visit ASCU's website www.arizonasonoran.com.
Other Advanced Royalties
See www.emxroyalty.com for information on other advanced royalty properties.

Exploration Royalty Updates
Scout Discoveries Corp. Projects, USA - 3.25% NSR & other payments              Scout Discoveries Corp.
EMX has a portfolio of Idaho precious and base metal projects optioned to Scout Discoveries Corp ("Scout”), a privately owned Idaho based company, for a 3.25% NSR retained royalty and equity interests in Scout, as well as AAR and milestone payments. In aggregate, the portfolio represents one of the largest unpatented claim holdings in the state.
In Q2, Scout announced encouraging results for the inaugural core drilling programs at Robber Gulch and South Orogrande, as well as step-out drilling at Erickson Ridge. Scout outlined plans to drill the Speedgoat and Cuddy Mountain copper project in 2025.

Royalty Generation Updates
EMX continues to execute its generative programs to build long term value and organically create royalties at low cost. These programs also lead to recognition of other investment and royalty purchase opportunities in the jurisdictions in which we work. The Company’s generative programs and the resulting scope and scale of the organic early-stage royalty portfolio help distinguish EMX from its royalty company peers. Strong performance from generated royalties such as Balya in Q1 and Q2 in 20205 underscore the long term value of the generative programs.
In Q2 2025, the Company's royalty generation business was active in North America, South America, Europe, Türkiye, Australia and Morocco. The Company incurred $2,176,000 in net royalty generation and project evaluation costs in Q2 2025 compared to $2,907,000 in Q2 2024. These expenses include exploration related activities, technical services, project marketing, and legal costs, as well as third party due diligence for royalty acquisitions.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	11

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
During the quarter, EMX announced the sale of its generative business unit in Fennoscandia to First Nordic Metals. This transaction is part of a broader initiative to streamline EMX’s global operations and reduce administrative costs while maintaining upside royalty exposure in partner-funded generative exploration efforts. EMX has been conducting generative exploration in the Nordic Countries for over 15 years and has generated a broad portfolio of projects and royalties in the region, which were retained by EMX. In addition, EMX will be granted future royalty interests on projects organically generated by FNM for a period of five years.
The Company also sold its business unit and exploration portfolio in Morocco for $650,000 and executed an exploration alliance with Avesoro Morocco Limited, a wholly owned subsidiary of Avesoro Holdings LTD, a privately owned, West Africa-focused mid-tier gold producer. In Morocco, EMX and Avesoro will work together to advance a portfolio of exploration projects that EMX has assembled and will cooperatively explore for new opportunities. Avesoro will fully fund the alliance activities, which will include the advancement of projects in the EMX Moroccan portfolio, as well as new projects identified by the alliance for acquisition. in selling the Moroccan assets, EMX retained royalty interests on all projects transferred to Avesoro. This is another example of EMX reducing operating costs while maintaining long-term discovery optionality in a portfolio of highly prospective exploration projects.
EMX continues to explore multiple partnership opportunities within Eastern Türkiye and the Balkans.
In Canada and the U.S., the Company announced the sale of the Trench Property, a Carlin-style precious metal project in Nevada to Ridgeline Minerals ("Ridgeline") for option payments totaling $650,000 and a retained 3% NSR royalty, as well as milestone and annual advanced royalty payments once the option is exercised (see EMX news release on May 29, 2025) . Also during the quarter, EMX announced an agreement with Galileo Resources ("Galileo") to earn an NSR royalty interest on Galileo's Ferber copper-gold project in eastern Nevada (see EMX news release May 13, 2025). Elsewhere, the North American portfolio advanced through five partner-funded drill programs while summer generative programs targeting new opportunities commenced. Importantly, the Company is in advanced discussions for the sale of a portfolio of North American projects with several groups. These initiatives will leave EMX with additional royalty interests, provide early-stage cash flow and reduce the companies holding costs as the projects advance through partner-funded programs, further stream-lining EMX's generative expenditures. Additionally the North American team evaluated multiple royalty acquisition opportunities throughout the quarter.
Additionally, as part of the Company's cost reduction strategy, EMX elected to abandon portions of its 100% owned Chilean portfolio, which contributed to a significant decrease in overall property costs when compared to 2024. A continued emphasis throughout 2025 will be to further reduce EMX’s overall expenditures on generative exploration and foster additional investment in EMX royalty properties by partner companies.
Appendix A includes a comprehensive table of EMX's royalty assets. Please see EMX's AIF for the year ended December 31, 2024 for a summary of resource and reserve statements for key royalty assets. For additional details on EMX's royalty and royalty generation portfolio, including specifics on the royalty terms, please refer to the Company's website (www.EMXroyalty.com) as well as the Company's AIF and financial statements for the year ended December 31, 2024.
Qualified Persons
Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on North America and Latin America. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on Europe, Türkiye, and Australia.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	12

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Results of Operations

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2025	2024	2025	2024

Financial results
Revenue and other income	$6,239	$6,005	$14,661	$12,245
Costs and expenses	(5,264)	(6,842)	(13,147)	(14,520)
Income (loss) from operations	$975	$(837)	$1,514	$(2,275)
Gains (losses) from other items	511	(2,593)	1,854	(3,390)
Tax expense	(844)	(592)	(1,466)	(584)
Net income (loss)	$642	$(4,022)	$1,902	$(6,249)

Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$8,686	$8,758	$20,114	$17,051
Adjusted royalty revenue	$8,214	$7,836	$18,965	$15,493
Adjusted cash flows from operating activities	$8,978	$1,341	$11,884	$4,002
EBITDA	$3,065	$(981)	$7,957	$268
Adjusted EBITDA	$4,949	$4,639	$12,050	$7,862
GEOs sold	2,505	3,352	6,261	7,047
Revenues and Other Income
The Company earns various sources of revenue and other income including royalty revenue, option revenue earned from mineral property agreements including execution payments, staged option payments, operator and management fees, gains related to the sale of mineral properties, interest, and dividend income.
During the three and six months ended June 30, 2025 and 2024, the Company had the following sources of revenues and other income:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2025	2024	2025	2024
Royalty revenue	$5,767	$5,083	$13,512	$10,687
Option and other property income	284	492	587	680
Interest income	188	430	562	878
Total	6,239	6,005	14,661	12,245

Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$8,686	$8,758	$20,114	$17,051
1 Refer to the "Non-IFRS Financial Measures" section on page 26 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	13

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
During the three and six months ended June 30, 2025 and 2024, the Company had royalty revenues from the following sources:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2025	2024	2025	2024

Gediktepe	$1,928	$1,806	$6,233	$4,796
Timok	1,625	1,586	3,208	2,853
Leeville	1,412	1,187	2,322	2,051
Balya	596	311	1,268	508
Gold Bar South	129	167	287	242
Advanced royalty payments	77	26	194	237
Total	$5,767	$5,083	$13,512	$10,687

Non-IFRS Financial Measures[1]
Adjusted royalty revenue	$8,214	$7,836	$18,965	$15,493
For the three months ended June 30, 2025 and 2024:
Royalty revenue for the three months ended June 30, 2025 increased by $684,000 or 13% when compared to the same period in 2024. The majority of the increase was the result of increases in metals prices at Gediktepe and Leeville.
Adjusted revenue and other income1 and adjusted royalty revenue1 includes the Company's share of royalty revenue from the Company's effective royalty interest in the Caserones mine. The Company's share of royalty revenue from the Caserones mine for the three months ended June 30, 2025 was $2,447,000 (Q2 2024 - $2,753,000).
For the six months ended June 30, 2025 and 2024:
Royalty revenue for the three months ended June 30, 2025 increased by $2,825,000 or 26% when compared to the same period in 2024. The majority of the increase was the result of higher production and metals prices from Gediktepe.
Adjusted revenue and other income1 and adjusted royalty revenue1 includes the Company's share of royalty revenue from the Company's effective royalty interest in the Caserones mine. The Company's share of royalty revenue from the Caserones mine for the six months ended June 30, 2025 was $5,453,000 (Q2 2024 - $4,806,000).
1 Refer to the "Non-IFRS Financial Measures" section on page 26 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	14

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
The percentage breakdown of the source of the Company's adjusted revenue and other income1 and adjusted royalty revenue1 for the six months ended June 30, 2025 were as follows:
Option and other property income will fluctuate depending upon the Company’s deal flow and structure of property agreements relating to execution payments, staged option payments and operator and management fees. Execution and staged option payments can include the fair value of equity interests obtained in the respective partner and cash proceeds. Further, anti-dilution provisions in property agreements provided for additional equity received and are included in option and other property income. For the six months ended June 30, 2025, included in option and other property income was $92,000 (2024 - $51,000) related to the fair value of share equity payments received, and $220,000 (2024 - $210,000) of various pre-production payments.
Royalty revenue from producing mines will fluctuate as a result of metal sold and prices received by the operators of the producing mines. Timing of additional advanced royalty payments related to other projects and included in royalty income can also fluctuate.
Interest income was earned on the cash balances the Company holds and interest accretion on the deferred compensation payments from Aftermath Silver Ltd., and AbraSilver.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	15

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Cost and Expenses
Costs and expenses are comprised of expenditures incurred by the Company to carry out the royalty generation operations, the advancement of projects, and project evaluation as well as marketing and communications. Included in these costs is general and administrative costs ("G&A") for the six months ended June 30, 2025 and 2024, comprised of the following:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2025	2024	2025	2024
Salaries, consultants, and benefits	$793	$778	$2,028	$1,756
Professional fees	341	467	684	703
Investor relations and shareholder information	141	115	297	338
Transfer agent and filing fees	41	39	176	160
Administrative and office	255	251	461	573
Travel	45	44	140	74
Stamp taxes	-	-	-	238
	$1,616	$1,694	$3,786	$3,842
For the three months ended June 30, 2025 and 2024:
G&A costs of $1,616 were incurred for the three months ended June 30, 2025 compared to $1,694 in Q2 2024. G&A expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in 2025 compared to 2024 are related to:
•Professional fees decreased by $126,000 in Q2 2025 due higher legal costs in Q2 2024 related to the cyber crime investigation.
For the six months ended June 30, 2025 and 2024:
G&A costs of $3,786,000 were incurred for the six months ended June 30, 2025 compared to $3,842,000 in 2024. G&A expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in 2025 compared to 2024 are related to:
•Salaries, consultants, and benefits increased by $272,000 in 2025 due severance payments issued to former employees of the Company.
•Administrative and office costs decreased by $112,000 in 2025 due to the ongoing effort to streamline the business and focus on cost reductions.
•Stamp taxes related to documentation processing in Chile were paid in Q1 2024. There were no charges related to stamp taxes in the current period.
Royalty Generation and Project Evaluation Costs, Net of Recoveries
For the three months ended June 30, 2025 and 2024:
Net royalty generation and project evaluation costs decreased from $2,907,000 to $2,176,000 during the three months ended June 30, 2025. Royalty generation costs include exploration related activities, technical services and management oversight, project marketing, land and legal costs, as well as third party due diligence for acquisitions. The decrease during the quarter is primarily attributed to a $435,000 decrease in Fennoscandia due to reduced operating activities and sale of the business unit to First Nordic Metals.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	16

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
For the six months ended June 30, 2025 and 2024:
Net royalty generation and project evaluation costs decreased from $5,841,000 to $4,678,000 during the six months ended June 30, 2025. The decrease during the quarter is primarily attributed to a $861,000 decrease in Fennoscandia due to reduced operating activities and the sale of the business unit to First Nordic Metals. Additionally, as part of the Company's cost reduction strategy, it elected to abandon portions of its 100% owned Chilean portfolio, leading to a total decrease of $546,000 in South America.
Depreciation, Depletion and Direct Royalty Taxes
For the three months ended June 30, 2025 and 2024:
Depreciation, depletion and direct royalty taxes for the three months ended June 30, 2025 totaled $1,063,000 (Q2 2024 - $1,369,000). The slight decrease was primarily attributable to depletion recognized on Gediktepe of $876,000 in the current period compared to $1,168,000 in the comparative period.
For the six months ended June 30, 2025 and 2024:
Depreciation, depletion and direct royalty taxes for the six months ended June 30, 2025 totaled $3,392,000 (2024 - $3,788,000). The slight decrease was primarily attributable to depletion recognized on Gediktepe of $3,067,000 in the current period compared to $3,442,000 in the comparative period.
Share-based Payments
During the six months ended June 30, 2025 the Company recorded a total of $1,691,000 in aggregate share-based payments compared to $1,543,000 for the comparative period in 2024. The aggregate share-based payments relate to the annual grant of stock options and the fair value of restricted share units vesting during the period.
Other
•During the six months ended June 30, 2025, the Company had an unrealized gain of $1,466,000 (2024 - $1,226,000) related to the fair value adjustments of investments, and a realized loss of $896,000 (2024 - $1,946,000) for the sale of certain marketable securities held by the Company. The unrealized gains in the current period were attributed primarily to the realization of losses on the sale of marketable securities. The Company will continue to sell marketable securities to generate cash where available but does not have control over market fluctuations.
•During the six months ended June 30, 2025, the Company recognized equity income from its investment in SLM California of $3,014,000 (2024 – $2,208,000), which holds the Caserones effective royalty interest. The increase in the period is a result of an increase in revenue in 2025 compared to 2024.
•During the six months ended June 30, 2025, the Company recognized finance expenses of $1,197,000 (2024 - $2,145,000) which consisted of interest accretion on the Franco-Nevada credit facility.
Taxes
During the six months ended June 30, 2025, the Company recorded a deferred income tax expense of $176,000 (2024 - recovery of $10,000) and a current income tax expense of $1,290,000 (2024 - $574,000).

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	17

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Liquidity and Capital Resources
The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.
The condensed consolidated interim financial statements have been prepared using IFRS Accounting Standards applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months. As at June 30, 2025, the Company had working capital surplus of $30,188,000 (December 31, 2024 - $41,501,000).
The Company has continuing royalty revenue that will vary depending on royalty ounces received and the price of minerals, and other pre-production income. The Company also receives additional cash inflows from the recovery of expenditures from project partners, sale of investments, and investment income including dividends from investment in associated entity. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.
The Company is not subject to externally imposed capital requirements other than as disclosed for the Franco-Nevada Credit Facility.
Operating Activities
Cash provided by operating activities for the six months ended June 30, 2025 was $8,181,000 (2024 - $513,000), and adjusted cash provided by operating activities1 for the period was $11,884,000 (2024 - $4,002,000) and represents expenditures primarily on royalty generation and general and administrative expenses for both periods, offset by royalty revenue received in the period and the collection of $6,850,000 and $1,500,000 in deferred compensation payments from Abrasilver and Aftermath, respectively, for the Diablillos and Berenguela royalties. Adjusted cash provided by operating activities1 is adjusted for $3,703,000 (2024 - $3,489,000) in after-tax royalty distributions received from the Company's effective royalty interest at Caserones.
Investing Activities
The total cash used in investing activities during the six months ended June 30, 2025 was $3,891,000 compared to $333,000 provided by investing activities for the comparative period. The net outflow in the current period related primarily to the $8,096,000 spent on the acquisition of royalty interests in the Chapi Mine and from Hayasa Metals. In the comparative period, the Company spent $4,742,000 on the acquisition of an additional interest in SLM California, the royalty holder for the Caserones royalty. The current period spend was partially offset by dividends and distributions of $3,703,000 (2024 - $3,579,000) primarily received from SLM California.
Financing Activities
The total cash used in financing activities for the six months ended June 30, 2025 was $13,901,000 compared to $49,000 provided by financing activities for the comparative period. The net proceeds used in the current period primarily related to a $10,000,000 debt repayment, interest payments of $1,156,000 (2024 - $1,227,000) and the repurchase of $4,996,000 in common shares through the Normal Course Issuer Bid program (2024 - $206,000). These outflows were partially offset by $2,251,000 (2024 - $1,512,000) in net proceeds from exercise of options and settlement of RSUs.

1 Refer to the "Non-IFRS Financial Measures" section on page 26 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	18

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Related Party Transactions
The aggregate value of transactions and outstanding balances relating to key management personnel and directors for the six months ended June 30, 2025 was as follows:

(In thousands of dollars)	Salary and fees	Share-based Payments	Total
Management	$717	$449	$1,166
Outside directors	400	409	809
Seabord Management Corp.*	61	-	61
Total	$1,178	$858	$2,036
*Seabord Management Corp. (“Seabord”) is a management services company partially owned by the Chief Accounting Officer ("CAO") of the Company. Seabord provided office space to the Company. The CAO does not receive any direct compensation from Seabord in relation to services provided to the Company.
The aggregate value of transactions and outstanding balances relating to key management personnel and directors for the six months ended June 30, 2024 was as follows:

(In thousands of dollars)	Salary and fees	Share-based Payments	Total
Management	$545	$304	$849
Outside directors	392	475	867
Seabord Management Corp.*	160	-	160
Total	$1,097	$779	$1,876
*Seabord is a management services company partially controlled by the CAO of the Company. Seabord provided accounting and administration staff, and office space to the Company. The CAO does not receive any direct compensation from Seabord in relation to services provided to the Company.

Quarterly Information1

(In thousands of dollars, except per share amounts)	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024

Financial results
Revenue and other income	$6,239	$8,422	$8,176	$7,027
Costs and expenses	(5,264)	(7,883)	(4,786)	(7,178)
Income (loss) from operations	$975	$539	$3,390	$(151)
Net income for the period	$642	$1,260	$1,767	$1,194
Basic earnings per share	$0.01	$0.01	$0.03	$0.01
Diluted earnings per share	$0.01	$0.01	$0.03	$0.01

Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$8,686	$11,428	$10,000	$9,660
Adjusted royalty revenue	$8,214	$10,751	$8,757	$8,817
Adjusted cash flows from operating activities	$8,978	$2,906	$7,828	$1,760
EBITDA	$3,065	$4,892	$6,258	$4,377
Adjusted EBITDA	$4,949	$7,101	$6,287	$5,071
GEOs sold	2,505	3,756	3,290	3,560
1 Refer to the "Non-IFRS Financial Measures" section on page 26 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	19

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)

(In thousands of dollars, except per share amounts)	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023

Financial results
Revenue and other income	$6,005	$6,240	$7,546	$12,925
Costs and expenses	(6,842)	(7,678)	(5,955)	(7,492)
Income (loss) from operations	$(837)	$(1,438)	$1,591	$5,433
Net income (loss) for the period	$(4,022)	$(2,227)	$1,372	$2,443
Basic earnings (loss) per share	$(0.04)	$(0.02)	$0.01	$0.02
Diluted earnings (loss) per share	$(0.04)	$(0.02)	$0.01	$0.02

Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$8,758	$8,293	$10,920	$14,527
Adjusted royalty revenue	$7,836	$7,657	$8,743	$12,744
Adjusted cash flows from operating activities	$1,341	$2,661	$6,192	$8,863
EBITDA	$(981)	$1,249	$2,123	$7,408
Adjusted EBITDA	$4,639	$3,223	$7,279	$10,168
GEOs sold	3,352	3,696	4,424	6,608

Off-Balance Sheet Arrangements
As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

New Accounting Pronouncements
Accounting standards adopted during the year
Please refer to the audited consolidated financial statements for the year ended December 31, 2024 on www.sedarplus.ca.
Accounting pronouncements not yet effective
Please refer to the audited consolidated financial statements for the year ended December 31, 2024 on www.sedarplus.ca.

Risk and Capital Management: Financial Instruments
Please refer to the audited consolidated financial statements for the year ended December 31, 2024 on www.sedarplus.ca.

Critical Accounting Judgements and Significant Estimates and Uncertainties
Please refer to the audited consolidated financial statements for the year ended December 31, 2024 on www.sedarplus.ca.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	20

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Risks and Uncertainties
The Company has identified the following risks and uncertainties which are consistent with those risks identified for the year ended December 31, 2024: Mineral Property Exploration Risks, Conditions to be Satisfied Under Certain Agreements, Markets, No Control over Mining Operations, Reliance on Third Party Reporting, Unknown Defects or Impairments in EMX's Royalty or Other Interests, Operators' Interpretation of EMX's Royalty and Other Interests; Unfulfilled Contractual Obligations, Revenue and Royalty Risks, Royalty Operation and Exploration Funding Risk, Fluctuating Metal Prices, Extensive Governmental Regulation and Permitting Requirements Risks, Foreign Countries and Political Risks, Natural Disasters, and Impact and Risks of Epidemics, Financing and Share Price Fluctuation Risks, Uncertainty of Mineral Resource and Mineral Reserve Estimates, Competition, Return on Investment Risk, No Assurance of Titles or Borders, Global Trade Risks, Currency Risks, Insured and Uninsured Risks, Environmental Risks and Hazards, Changes in Climate Conditions and Legislation, Key Personnel Risk, Conflicts of Interest, Passive Foreign Investment Company, Corporate Governance and Public Disclosure Regulations, Internal Controls over Financial Reporting, Information Systems and Cyber Security, Activist Shareholders, and Reputation Damage.
For details on the above risks and uncertainties, please refer to the MD&A for the year ended December 31, 2024 on www.sedarplus.ca.

Controls and Procedures
Disclosure Controls and Procedures
At the end of the period covered by this MD&A, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this MD&A, as discussed below under "Management's Report on Internal Control Over Financial Reporting," our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
Management's Report on Internal Control over Financial Reporting
The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in National Instrument 52-109 in Canada and in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	21

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. There are inherent limitations in all control systems, which include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls and projections of any evaluation of effectiveness to future periods may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2025, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that EMX’s internal control over financial reporting was effective as at June 30, 2025.
Changes in Internal Control over Financial Reporting
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the period covered by this MD&A, management made improvements in application of existing internal controls, while also implementing new internal controls over financial reporting that may materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Management's Initiatives
Management continues to consult an independent third-party Sarbanes-Oxley consultant to assist with the Company's internal controls. That consultant will continue to work with us to identify any weaknesses and further enhance our internal controls. Any remediation efforts will include the implementation of additional controls to ensure all risks have been addressed.

Outstanding Share Data
At August 6, 2025, the Company had 109,066,030 common shares issued and outstanding. There were also 6,176,500 stock options outstanding with expiry dates ranging from October 5, 2025 to March 31, 2030 and 3,812,121 warrants outstanding with an expiry date on April 14, 2027. In accordance with the terms of the Company’s stock option plan, if stock options expire during an imposed restricted period and are not exercised prior to any such restriction, they will not expire but instead will be available for exercise for ten business days after termination of the restricted period.

Forward-Looking Information
This MD&A contains “forward-looking information” and “forward-looking statements” (herein after referred to as “forward-looking statements”) that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and mineral resource estimates, work programs and proposed exploration, development and production activities, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, the Company’s growth strategy and expectations regarding the guidance for 2025 and future outlook, including revenue and GEO estimates, timelines, strategic plans, completion of transactions, market prices for metals, future payments that the Company is to make or receive pursuant to agreements to which it is subject, renewal of the NCIB program, future purchases of Common Shares pursuant to the Company’s normal course issuer bid renewed NCIB, statements as to expectations of revenues in future periods, statement as to the future reduction in operating expenditures, the implementation of a measured and consistent debt repayment strategy, statement as to the evaluation and identification of new sources of capital to fund royalty acquisitions, statement as to the continued growth of the Company’s royalty portfolio in future periods, statements as to the operations and plans of the operators of properties in which the Company has interests, statement as to the royalty on the Chapi Copper mine property contributing to royalty revenue in the first half of 2026, statements as to the expected timing and amounts of royalty and other payments from property operators or holders in which the Company has interests, statement as to future payment of dividends, or other statements that are not statements of fact.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	22

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource or mineral reserve estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.
Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy,” “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.
Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:
•estimated production at any of the mineral properties in which the Company has a royalty, or other interest remains accurate;
•estimated capital costs, operating costs, production and economic returns remain accurate;
•estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's mineral resource and mineral reserve estimates, remains accurate;
•the expected ability of any of the properties in which the Company holds a royalty, or other interest to develop adequate infrastructure at a reasonable cost remains accurate;
•the Company and its counterparties will satisfy their obligations in accordance with the agreements that they are party to;
•the Company will continue to be able to fund or obtain funding for outstanding commitments;
•the Company will be able to source accretive royalties and royalty generation properties;
•that neither the Company nor any owner or operator of any of the properties in which the Company holds a royalty, or other interest will suffer significant impacts as a result of an epidemic or other natural disaster;
•that trading of the common shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of being listed on the TSX-V, the NYSE American and the Frankfurt Stock Exchange and will not be suspended;
•that the Company properly considered the application of applicable tax laws to its structure and operations and filed its tax returns and paid taxes in compliance with applicable tax laws;
•assumptions that all necessary permits and governmental approvals will be obtained;
•assumptions made in the interpretation of drill results, the geology, grade and continuity of the mineral deposits of any of the properties in which the Company holds a royalty or other interest remain accurate;
•expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties in which the Company holds a royalty or other interest remain accurate; and
•the activities on any on the properties in which the Company holds a royalty, or other interest will not be adversely disrupted or impeded by development, operating or regulatory risks or any other government actions and will continue to operate in accordance with public statements.
Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:
•risks associated with exploration, development, operating, expansion and improvement at the properties in which the Company holds a royalty interest;
•the risk that the Company may be unable to satisfy conditions under its property option agreements and earn an interest in the properties subject to such agreements;
•the absence of control over mining operations on the properties in which the Company holds a royalty interest and is dependent on third party operators to explore, develop and mine such properties;

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	23

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
•risks associated with having to rely on the public disclosure and other information the Company receives from the owners and operators of the properties on which the Company holds a royalty interest as the basis for the Company’s analyses, forecasts and assessments relating to the Company’s business;
•risks relating to unknown defects and impairments in the Company’s royalty or other interests;
•risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s royalty agreements, including the ability of the companies with which the Company has royalty agreements to perform their obligations under those agreements;
•the Company’s royalty and other interests may be subject to rights of other interest holders, including buy-down rights, pre-emptive rights, claw-back rights and the rights to dispose of property interests;
•risks related to the ability of any of the properties in which the Company holds a royalty, or other interest to commence production and generate material revenues and uncertainty that the Company will receive additional revenues from staged option payments, advanced annual royalty payments, management or operators fees and other sources;
•risks associated with EMX’s exploration partners being unable to obtain adequate financing to fund exploration and development activities;
•risks associated with fluctuations in the price of commodities;
•risks related to governmental regulation, sanctions and permits, including environmental regulation and trade policies;
•the risk that permits and governmental approvals necessary to develop and operate mines on the properties in which the Company holds a royalty, or other interest will not be available on a timely basis or at all;
•risks related to political uncertainty or instability in countries where the Company's mineral properties are located;
•risks of significant impacts on EMX or the properties on which EMX holds a royalty or other interests as a result of an epidemic or natural disaster;
•risks that the Company may not be able to obtain adequate financing when needed;
•volatility in the Company’s share price;
•uncertainties relating to the assumptions underlying the Company's mineral resource and mineral reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
•risks associated with competition in the mineral royalty industry;
•risks related to the declaration, timing and payment of dividends;
•uncertainty related to title to the mineral properties of any of the properties in which the Company holds a royalty, or other interest;
•risks associated with global trade uncertainties, including the imposition of tariffs and other trade-related measures by various governments;
•risks associated with fluctuations in prices of foreign currencies, including currency hedging arrangements or the lack thereof;
•unavailability of insurance for certain risks to which the Company may be subject;
•environmental risks and hazards;
•risks related to global climate change and the impacts of legislation in responses thereto;
•the Company's dependence on, and need to attract and retain, qualified management and technical personnel;
•risks related to conflicts of interest of some of the directors of the Company;
•uncertainty as to the Company's PFIC status;
•risks related to regulatory and legal compliance and increased costs relating thereto;
•risks related to the adequacy of internal control over financial reporting;
•risks related to ensuring the security and safety of information systems, including cyber security risks;
•risks related to activist shareholders;
•risks related to reputational damage;
•uncertainty as to the outcome of potential litigation;
•mine operator and counterparty concentration risks;

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	24

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
•the Company’s dependence on receiving royalty and other payments from the owners or operators of its relevant royalty properties;
•indebtedness risks;
•risks related to royalties or other interest that permit cost deductions;
•risks associated with significant transactions;
•risks related to market events and general economic conditions;
•the Company’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;
•the inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain mining operations from which the company holds a royalty or other interest;
•risks associated with violations of anti-corruption and anti-bribery laws;
•equity price risks related to the Company’s holding of long-term investments in other companies;
•risks associated with multiple listings of common shares on the TSX-V and the NYSE American and the possible suspension of trading of common shares;
•risks related to enforcing civil judgments obtained in Canada in other jurisdictions;
•risks related to environmental, social and governance related issues;
•lack of suitable supplies, infrastructure and employees to support the mining operations at the properties on which the Company holds a royalty or other interest;
•uncertainties related to indigenous rights with respect to the mineral properties; and
•risks associated with potential changes to applicable mining legislation, including with respect to Chile.
This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to under the heading “Risks and Uncertainties” in the MD&A (as defined below), which is incorporated by reference herein.
The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The Company provides certain links to websites in this MD&A. No such websites are incorporated by reference herein.
More information about the Company including its recent financial reports and AIF is available on SEDAR+ at www.sedarplus.ca. The Company's Annual Report on Form 40-F, including the recent financial reports, is available on the Electronic Data, Gathering, Analysis, and Retrieval (“EDGAR”) database of the SEC at www.sec.gov and on the Company's website at www.EMXroyalty.com.
Future-Oriented Financial Information
This MD&A may contain future-oriented financial information (“FOFI”) within the meaning of Canadian securities legislation, about prospective results of operations, financial position, GEOs and anticipated royalty payments based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the headings above “Outlook” and “Forward-Looking Information” and assumptions with respect to the future metal prices, the estimation of mineral reserves and mineral resources, realization of mineral reserve estimates and the timing and amount of estimated future production. Management does not have, or may not have had at the relevant date, or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects are not, or may not have been at the relevant date of the FOFI, objectively determinable.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	25

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Importantly, the FOFI contained in this MD&A are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing of metals, (ii) the future market demand and trends within the jurisdictions in which the Company or the mining operators operate, and (iii) the operating cost and effect on the production of the Company’s royalty partners. The FOFI or financial outlook contained in this MD&A do not purport to present the Company’s financial condition in accordance with IFRS, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled “Forward-Looking Information” and under the heading “Risk Factors” in this MD&A, FOFI or financial outlook within this news release should not be relied on as necessarily indicative of future results.
Importantly, the FOFI contained in this MD&A are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing of metals, (ii) the future market demand and trends within the jurisdictions in which the Company or the mining operators operate, and (iii) the operating cost and effect on the production of the Company’s royalty partners. The FOFI or financial outlook contained in this MD&A do not purport to present the Company’s financial condition in accordance with IFRS, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled “Forward-Looking Information” and under the heading “Risk Factors” in this MD&A, FOFI or financial outlook within this news release should not be relied on as necessarily indicative of future results.
Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources
Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable. U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.

Non-IFRS Financial Measures
The Company has included certain non-IFRS financial measures in this MD&A, as discussed below. EMX believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These non-IFRS financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	26

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation. A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.
The following table outlines the non-IFRS financial measures, their definitions, the most directly comparable IFRS measures and why the Company uses these measures.

Non-IFRS financial measure	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors
Adjusted revenue and other income	Defined as revenue and other income including the Company's share of royalty revenue related to the Company's effective royalty on Caserones.	Revenue and other income	The Company believes these measures more accurately depict the Company's revenue related to operations as the adjustment is to account for revenue from a material asset.
Adjusted royalty revenue	Defined as royalty revenue including the Company's share of royalty revenue related to the Company's effective royalty on Caserones.	Royalty revenue
Adjusted cash flows from operating activities	Defined as cash flows from operating activities plus the cash distributions related to the Company's effective royalty on Caserones.	Cash flows from operating activities	The Company believes this measure more accurately depicts the Company's cash flows from operations as the adjustment is to account for cash flows from a material asset.
Gold equivalent ounces (GEOs)	GEOs is a non-IFRS measure that is based on royalty interests and calculated on a quarterly basis by dividing adjusted royalty revenue by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.	Royalty revenue
The Company uses this measure internally to evaluate our underlying operating performance across the royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results.

Earnings before interest, taxes, depreciation and amortization (EBITDA) and adjusted EBITDA
EBITDA represents net earnings or loss for the period before income tax expense or recovery, depreciation and amortization, finance costs. Adjusted EBITDA adds all revenue from the Caserones Royalty less any equity income from the equity investment in SLM California (Caserones Royalty holder). Additionally, it removes the effects of items that do not reflect our underlying operating performance and are not necessarily indicative of future operating results. These may include: share based payments expense; unrealized and realized gains and losses on investments; write-downs of assets; impairments or reversals of impairments; foreign exchange gains or losses; and other non-cash or non-recurring expenses or recoveries.
		Earnings or loss before income tax	The Company believes EBITDA and adjusted EBITDA are widely used by investors and analysts as useful indicators of our operating performance, our ability to invest in capital expenditures, our ability to incur and service debt and also as a valuation metric.
Working capital	Defined as current assets less current liabilities. Working capital does not include assets held for sale and liabilities associated with assets held for sale	Current assets, current liabilities	The Company believes that working capital is a useful indicator of the Company's liquidity.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	27

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Reconciliation of Adjusted Revenue and Other Income and Adjusted Royalty Revenue:
During the three and six months ended June 30, 2025 and 2024, the Company had the following sources of revenue and other income:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2025	2024	2025	2024
Royalty revenue	$5,767	$5,083	$13,512	$10,687
Option and other property income	284	492	587	680
Interest income	188	430	562	878
Total revenue and other income	$6,239	$6,005	$14,661	$12,245
The following is the reconciliation of adjusted revenue and other income and adjusted royalty revenue:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2025	2024	2025	2024
Revenue and other income	$6,239	$6,005	$14,661	$12,245
SLM California royalty revenue	$5,727	$6,442	$12,762	$11,247
The Company's ownership %	42.7	42.7	42.7	42.7
The Company's share of royalty revenue	$2,447	$2,753	$5,453	$4,806
Adjusted revenue and other income	$8,686	$8,758	$20,114	$17,051

Royalty revenue	$5,767	$5,083	$13,512	$10,687
The Company's share of royalty revenue	2,447	2,753	5,453	4,806
Adjusted royalty revenue	$8,214	$7,836	$18,965	$15,493
Reconciliation of Adjusted Cash Flows from Operating Activities:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2025	2024	2025	2024
Cash provided by (used in) operating activities	$6,892	$(514)	$8,181	$513
Caserones royalty distributions	2,086	1,855	3,703	3,489
Adjusted cash flows from operating activities	$8,978	$1,341	$11,884	$4,002

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	28

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Reconciliation of EBITDA and Adjusted EBITDA:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2025	2024	2025	2024
Income (loss) before income taxes	$1,486	$(3,430)	$3,368	$(5,665)
Finance expense	516	1,080	1,197	2,145
Depletion, depreciation, and direct royalty taxes	1,063	1,369	3,392	3,788
EBITDA	$3,065	$(981)	$7,957	$268

Attributable revenue from Caserones royalty	2,447	2,753	5,453	4,806
Equity income from investment in SLM California	(1,334)	(1,411)	(3,014)	(2,208)
Share-based payments	464	1,354	1,691	1,543
Gain on revaluation of investments	(720)	(1,142)	(1,466)	(1,226)
Loss on sale of marketable securities	550	1,535	896	1,946
Foreign exchange (gain) loss	(413)	139	(620)	255
Loss on revaluation of derivative liabilities	400	66	562	107
Gain on revaluation of receivables, net	(176)	-	(176)	-
Other losses	31	2,326	31	2,326
Impairment charges	635	-	736	45
Adjusted EBITDA	$4,949	$4,639	$12,050	$7,862
Reconciliation of GEOs:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2025	2024	2025	2024
Adjusted royalty revenue	$8,214	$7,836	$18,965	$15,493
Average gold price per ounce	$3,279	$2,338	$3,029	$2,198
Total GEOs	2,505	3,352	6,261	7,047

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	29

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Appendix A - List of Royalty Assets
EMX's royalty and royalty generation portfolio totals 212 projects on six continents. The following is a summary of the royalty portfolio that includes producing, advanced, and exploration project royalties. There are three material royalties covering the Caserones Mine in Chile, the Timok Mine in Serbia, and the Gediktepe Mine in Türkiye. EMX has filed technical reports for Gediktepe, and Timok that are available under the Company's issuer profile on SEDAR+ (www.sedarplus.ca) and Lundin has filed a technical report for Caserones that is available under Lundin’s issuer profile on SEDAR+ (www.sedarplus.ca). In addition, the Leeville, Balya and Gold Bar South royalty properties are important to the Company, for current as well as projected future royalty cash flows.

Producing Royalties
Property	Royalty/Payments	Commodity Group	Commodity	Operator	Location
Caserones	0.8306% NSR	Copper	Copper-Molybdenum	Lumina Copper / Lundin Mining	Chile
Timok – Cukaru Peki	0.3625% NSR	Copper	Copper-Gold	Zijin Mining	Serbia
Gediktepe	10% NSR Oxide / 2% NSR Sulfide	Precious Metals	Gold-Silver / Copper-Zinc-Gold-Silver	ACG Metals	Türkiye
Balya	4% NSR & other payments	Polymetallic	Zinc-Lead-Silver	Esan
Sisorta	3.5 – 5% NSR & other payments	Precious Metals	Gold (Copper)	Bahar Madencilik
Gold Bar South – Afgan	1% NSR	Precious Metals	Gold	McEwen Mining	USA, Nevada
Leeville	1% GSR	Precious Metals	Gold	Nevada Gold Mines

Advanced Royalties
Property	Royalty/Payments	Commodity Group	Commodity	Operator	Location
Chapi	2% NSR	Copper	Copper	Minera Pampa de Cobre	Peru
Viscaria	0.5 – 1% NSR	Copper	Copper (Iron)	Gruvaktiebolaget Viscaria	Sweden
Vittangi	2% NSR	Battery Metals	Graphite	Talga Group
Diablillos	1% NSR	Precious Metals	Silver-Gold	AbraSilver Resource	Argentina
Berenguela	1% - 1.25% NSR	Copper	Copper-Silver-Zinc-Manganese	Aftermath Silver	Peru
San Marcial	0.75% NSR	Polymetallic	Silver-Gold-Zinc-Lead	GR Silver Mining	Mexico, Sinaloa
Challacollo	2% NSR	Precious Metals	Silver-Gold	Aftermath Silver	Chile
Parks Salyer – Sacaton	0.5% NSR & other payments	Copper	Copper	Arizona Sonoran Copper	USA
Yenipazar	6% – 10% NPI	Polymetallic	Gold-Silver-Zinc-Copper-Lead	CVK Madencilik	Türkiye
Tartan Lake	2% NSR	Precious Metals	Gold	Canadian Gold Corp	Canada, Manitoba
Kaukua	2% NSR	Battery Metals	PGE-Nickel-Copper-Gold	GT Resources	Finland

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	30

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)

Exploration Royalties
Property	Royalty/Payments	Commodity Group	Commodity	Operator	Location
M18/Aguas Perdidas	1% NSR	Precious Metals	Silver	AbraSilver Resource	Argentina
Urasar	0.625% NSR	Precious Metals	Gold-Copper	Hayasa Metals	Armenia
Koonenberry	3% NSR / 0.5% NSR	Precious Metals	Gold	KNB / Rockwell	Australia, New South Wales
Mt Steadman	2.5% NSR & other payments	Precious Metals	Gold	Mila Resources	Australia, Queensland
Queensland Gold	2.5% NSR & other payments	Precious Metals	Gold-Copper	Mila Resources
Yarrol	2.5% NSR & other payments	Precious Metals	Gold	Mila Resources
E&L Nickel Mountain	1% NSR	Battery Metals	Nickel-Copper-PGE-Gold	Garibaldi Resources	Canada, British Columbia
Hunter 1-12	2.5% NSR	Precious Metals	Gold	Cassiar Gold
Pyramid	1% NSR	Precious Metals	Gold-Copper	Norra Metals

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)

Birch/Uchi multiple groups	1.5% NSR	Precious Metals	Gold	Angel Wing Metals	Canada, Ontario
Bruce Lake - Pakwash North	1.5% NSR & other payments	Precious Metals	Gold	Gold Finder Resources
Confederation Lake - Dixie Lake 17-18-19	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Confederation South - Dixie Lake 2	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Confederation South - Dixie Lake 3	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Dash Lake	1.5% NSR & other payments	Precious Metals	Gold	Kubera Gold
Dixie Halo	0.75% NSR & other payments	Precious Metals	Gold	BTU Metals
Dixie Halo North	0.75% NSR & other payments	Precious Metals	Gold	Kinross Gold
Ear Falls	3% NSR & other payments	Battery Metals	Lithium	Beyond Lithium
Fairchild Lake	1.5% NSR & other payments	Precious Metals	Gold	Fairchild Gold
Gerry Lake	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Jean Lake	2% NSR & other payments	Precious Metals	Gold	Canada Nickel Company
Kwai	1.5% NSR & other payments	Precious Metals	Gold	Golden Goliath
Lang Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures
Longlegged Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources
Lucky 7	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Manitou Project	1.5% NSR & other payments	Precious Metals	Gold	Dryden Gold
McDonough	1.5% NSR & other payments	Precious Metals	Gold	Gold Finder Resources
McVicar Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures
Nabish Lake	3% NSR & other payments	Battery Metals	Nickel-Copper (PGE)	Heritage Mining
North Pakwash	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Pakwash Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources
Pipestone	1.5% NSR & other payments	Precious Metals	Gold	Gold Finder Resources
Red Lake Gold 1	2.5% NSR	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Gullrock Lake	0.25% – 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Duchess	0.25% – 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Red Lake	0.25% – 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Tilly	0.25% – 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Sandy Pines/Fly Lake/Joy	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Shabu	1.5% NSR	Precious Metals	Gold	Taura Gold
South of Otter	1.5% NSR & other payments	Precious Metals	Gold	Portofino
Swain Lake	1.5% NSR	Precious Metals	Gold	Renegade Gold
Fernet	1% NSR & other payments	Precious Metals	Gold	QCX Gold	Canada, Quebec

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	32

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)

Juncal	1% NSR	Precious Metals	Gold	Austral Gold	Chile
Las Animas	1.5% NSR	Copper	Copper-Gold	Private Party
Magallanes	1% NSR	Precious Metals	Gold-Silver	Austral Gold
San Guillermo	0.5% NSR	Precious Metals	Gold-Silver	Austral Gold
Victoria Sur	1% NSR	Precious Metals	Silver-Gold (Copper)	Austral Gold
Leilipalo	2% NSR & other payments	Precious Metals	Gold	FinGold	Finland
Mustajärvi	1% NSR	Precious Metals	Gold-Silver	Firefox Gold
Oijärvi	1%/3% NSR	Precious Metals	Gold-Silver	First Nordic Metals
Pasto	2% NSR & other payments	Precious Metals	Gold	FinGold
Grand Bois	0.5% NSR	Precious Metals	Gold-Copper	Sono Global Holdings	Haiti
Grand Bois & Surrounding Properties	0.5% NSR	Copper	Copper-Gold	Newmont Ventures
La Miel	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures
La Mine	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures
North Central	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures
Northeast	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures
Northwest	0.5% NSR	Copper	Copper-Gold	Newmont Ventures
El Mogote	2% NSR	Precious Metals	Gold-Silver	Industrias Peñoles	Mexico, Durango
San Agustin Sulfides	2% NSR	Precious Metals	Gold-Silver	Heliostar Metals
Asemmam	2% NSR & other payments	Polymetallic	Gold-Silver-Lead-Copper-Zinc	Avesoro Holdings	Morocco
Bir Anzerane	2% NSR & other payments	Precious Metals	Gold (Copper-REE)	Avesoro Holdings
Bir Gandouz	2% NSR & other payments	Precious Metals	Gold (Copper-REE)	Avesoro Holdings
Bouarfa	2% NSR & other payments	Polymetallic	Lead-Zinc-Gold	Avesoro Holdings
Imlili	2% NSR & other payments	Precious Metals	Gold (Copper-REE)	Avesoro Holdings
Insei	2% NSR & other payments	Copper	Copper-Silver	Avesoro Holdings
Izoumgane	2% NSR & other payments	Polymetallic	Silver-Copper-Lead	Avesoro Holdings
Tamezrar	2% NSR & other payments	Copper	Copper-Gold-Silver-REE	Avesoro Holdings
Tarsouat	2% NSR & other payments	Copper	Copper-Gold	Avesoro Holdings
Gallujavri	1% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt-PGE	Kingsrose Mining	Norway
Løkken	2.5% NSR & other payments	Polymetallic	Copper-Zinc-Cobalt	Teako Minerals
Meråker	2.5% NSR & other payments	Polymetallic	Copper-Zinc-Gold	Bayrock Resources
Mofjell - Mo-i-Rana	2.5% NSR & other payments	Polymetallic	Copper-Lead-Zinc-Gold	Mahive Minerals
Råna	2.5% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Kingsrose Mining
Sagvoll	2.5% NSR & other payments	Polymetallic	Nickel-Copper	Bayrock Resources
Sulitjelma	2% NSR & other payments	Polymetallic	Copper-Zinc-Silver-Gold	Alpha Future Funds

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)

Jasikovo East - Durlan Potok	0.3625% NSR	Copper	Copper-Gold	Zijin Mining	Serbia
Timok – Corridor Zone (Brestovac West license)	2% NSR Au & Ag / 1% NSR other metals	Precious Metals	Gold	Zijin Mining
Adak	2.5% NSR & other payments	Polymetallic	Copper-Gold	Copperhead Mineral	Sweden
Åkerberg	2.5% NSR & other payments	Precious Metals	Gold	Copperhead Mineral
Paubäcken	3% NSR & other payments	Precious Metals	Gold	First Nordic Metals
Storjuktan	3% NSR & other payments	Precious Metals	Gold	First Nordic Metals
Tomtebo	2.5% NSR & other payments	Polymetallic	Copper-Zinc-Lead-Silver-Gold	District Metals
Akarca	1-3% NSR & other payments	Precious Metals	Gold-Silver	Çiftay	Türkiye
Trab-23	1.5% NSR	Copper	Copper-Gold	Trab Madencilik
Goodpaster - 64 North - East Pogo	1% NSR	Precious Metals	Gold	Alaska Energy Metals	USA, Alaska
Goodpaster - 64 North - West Pogo	1 – 2% NSR	Precious Metals	Gold	Alaska Energy Metals
Goodpaster - LMS	1 – 3% NSR	Precious Metals	Gold	Gold Reserve
Copper Springs	2% NSR & other payments	Copper	Copper-Molybdenum	South32	USA, Arizona
Hardshell Skarn	2% NSR & other payments	Polymetallic	Copper-Lead-Zinc-Silver	South32
Mesa Well	2% NSR & other payments	Copper	Copper	Intrepid Metals
Superior West	2% NSR & other payments	Copper	Copper	Rio Tinto
Century	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries	USA, Idaho
Cuddy Mountain	3.25% NSR & other payments	Copper	Copper	Scout Discoveries
Erickson Ridge	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries
Independence	3% NSR & other payments	Precious Metals	Gold-Silver	Scout Discoveries
Jacknife	3.25% NSR & other payments	Polymetallic	Silver-Lead-Zinc	Scout Discoveries
Lehman Butte	3.25% NSR & other payments	Precious Metals	Gold-Silver	Scout Discoveries
Moose Ridge	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries
Muldoon	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries
Robber Gulch	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries
Silverback	3% NSR & other payments	Polymetallic	Silver-Lead-Zinc	Scout Discoveries
South Orogrande	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries
Timber Butte	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries
Valve House	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	34

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)

Bottle Creek	2% NSR	Precious Metals	Gold	URZ3 Energy	USA, Nevada
Brooks	4% NSR	Precious Metals	Gold	i-80 Gold
Cathedral Well	2.5% NSR	Precious Metals	Gold	Orla Mining
Ferber	1% NSR	Copper	Copper-Gold	Galileo Resources
Maggie Creek	2% NSR precious metals / 1% NSR other metals	Precious Metals	Gold	Nevada Gold Mines
Maggie Creek South	3% NSR	Precious Metals	Gold	Nevada Gold Mines
Selena	3.25% production & other payments	Polymetallic	Silver-Lead-Zinc-Gold	Ridgeline Minerals
Silver Peak	1.5% NSR	Precious Metals	Silver-Gold	Millennium Silver
South Grass Valley	2% NSR	Precious Metals	Gold	URZ3 Energy
Speed Goat	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries
Swift	3.25% production & other payments	Precious Metals	Gold	Ridgeline Minerals
Trench	3% NSR & other payments	Precious Metals	Gold	Ridgeline Minerals
Yerington West-Roulette	20% carried to feasibility or 2.5% NSR	Copper	Copper	Hudbay Minerals
Golden Ibex	1% NSR	Precious Metals	Gold	Golden Ibex	USA, Oregon
Copper Warrior	2% NSR	Copper	Copper	American West Metals	USA, Utah
Ophir	2% NSR	Copper	Copper-Molybdenum	Rio Tinto
Note: An additional nine properties held by Avesero are subject to a regional exploration alliance and are not included in the table above.
Qualified Person
Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the list of EMX royalty assets.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	35

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Appendix B - Mineral Reserve and Resource Statements
Vittangi
The mineral resources on the Vittangi Project were published as of July 20, 2023 by Talga Group as given below (see Talga's news release dated October 6, 2023):

Deposit	Resource Category	Tonnage (t)	Graphite (%Cg)	Contained Graphite (t)
Nunasvaara South	Indicated	8,406,000	25.0	2,101,000
	Inferred	2,737,000	24.5	671,000
Nunasvaara North	Indicated	4,138,000	27.6	1,142,000
	Inferred	1,464,000	17.2	252,000
Nunasvaara East	Indicated	2,942,000	23.5	692,000
	Inferred	1,466,000	23.0	338,000
Niska North	Indicated	7,503,000	23.3	1,745,000
	Inferred	1,621,000	23.0	373,000
Niska Link	Indicated	974,000	17.5	171,000
	Inferred	815,000	20.3	165,000
Niska South	Indicated	2,728,000	23.1	631,000
	Inferred	225,000	19.7	44,000
Total	Indicated	26,691,000	24.3	6,482,000
	Inferred	9,329,000	22.1	1,844,000
Note: As reported in Talga Group Ltd News Release Dated October 6 2023. All Mineral Resources have been reported in accordance with the 2012 JORC Code reporting guidelines, an acceptable foreign code under NI 43-101. Mineral Resources are reported within preliminary pit shells and above a cut-off grade of 12.5%Cg and using a graphite price of US$5,000/t. Reported resources are inclusive of reserves. Totals may not sum correctly due to rounding.
The probable mineral reserves on the Vittangi Project Nunasvaara dated July 1, 2021 by Talga Group as given below:

Deposit	Reserve Category	Tonnage (t)	Graphite (%Cg)	Contained Graphite (t)
Nunasvaara South	Probable	2,260,140	24.1	544,693
Total		2,260,140	24.1	544,693
Note: As reported in Talga Group Ltd News Release Dated July 1, 2021. Notes: The Nunasvaara Ore Reserve was disclosed on July 1, 2021 in accordance with the 2012 JORC Code, an acceptable foreign code under NI 43-101, and is based on the previously disclosed Mineral Resource estimate for Nunasvaara South (See Talga Group Ltd News Release dated 17 September 2020). The Mineral Reserve Statement utilized a graphite price of US$4,000/t and cut-off grade of 11% Cg. Only indicted resources within optimized Whittle pit shells were used for the conversion to probable reserves. Totals may not sum correctly due to rounding.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	36

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Diablillos
The mineral resources estimate update on the Diablillos Project published by AbraSilver Resources Corp. as given below (see AbraSilver's news release dated July 29, 2025):

Table 1: Total Diablillos Mineral Resource Summary (Tank & Heap Leach) - As of July 21, 2025
	Zone	Category	Tonnes (000 t)	Ag (g/t)	Au (g/t)	AgEq (g/t)	Contained Ag (000 Oz Ag)	Contained Au (000 Oz Au)	Contained AgEq (000 Oz Ag)
Tank Leach	Oxides	Measured	26,545	119	0.71	183	101,564	604	156,487
		Indicated	46,584	56	0.63	114	84,430	948	170,592
		Measured & Indicated	73,129	79	0.66	139	185,994	1,553	327,078
		Inferred	9,693	34	0.57	86	10,616	176	26,647
Heap Leach	Oxides	Measured	6,673	16	0.14	25	3,486	30	5,342
		Indicated	24,102	12	0.17	23	9,163	133	17,506
		Measured & Indicated	30,774	13	0.16	23	12,649	162	22,848
		Inferred	10,024	9	0.20	21	2,811	64	6,850
Total	Oxides	Measured	33,218	98	0.59	152	105,050	634	161,829
		Indicated	70,686	41	0.48	83	93,593	1,081	188,098
		Measured & Indicated	103,904	59	0.51	105	198,643	1,715	349,927
		Inferred	19,628	21	0.38	53	13,427	241	33,496
Notes:
1.Mineral Resources are not Mineral Reserves and have not demonstrated economic viability.
2.The formula for calculating AgEq is as follows: Silver Eq Oz = Silver Oz + Gold Oz x (Gold Price/Silver Price) x (Gold Recovery/Silver Recovery).
3.The Mineral Resource model was populated using Ordinary Kriging grade estimation within a three-dimensional block model and mineralized zones defined by wireframed solids, which are a combination of lithology and alteration domains. The 1m composite grades were capped where appropriate.
4.The Mineral Resource is reported inside a conceptual Whittle open pit shell derived using US$ 27.50/oz Ag price, US $2,400/oz Au price, 83% process recovery for Ag, and 87% process recovery for Au.
5.The constraining open pit optimization parameters used were US $1.94/t mining cost, US $22.96/t processing cost, US $3.32/t G&A cost, and average 51-degree open pit slopes.
6.The MRE has been categorized in accordance with the CIM Definition Standards (CIM, 2014).
7.A Net Value per block [NVB] calculation was used to constrain the Mineral Resource, determine the "Benefits = Income-Cost", where, Income = [(Au Selling Price (US$/oz) - Au Selling Cost (USD/Oz)) x (Au grade (g/t)/31.1035)) x Au Recovery (%)] + [(Ag Selling Price (US$/oz) - Ag Selling Cost (USD/Oz)) x (Ag grade (g/t)/31.1035)) x Ag Recovery (%)] and Cost = Mining Cost (US$/t) + Process Cost (US$/t) + Transport Cost (US$/t) + G&A Cost (US$/t) + [Royalty Cost (%) x Income]
8.The Mineral Resource is sub-horizontal with sub-vertical feeders and a reasonable prospect for eventual economic extraction by open pit and tank leach processing methods.
9.In-situ bulk density were assigned to each model domain, according to samples averages for each lithology domain, separated by alteration zones and subset by oxidation.
10.All tonnages reported are dry metric tonnes and ounces of contained gold are troy ounces.
11.Mining recovery and dilution factors have not been applied to the Mineral Resource estimates.
12.The Mineral Resource was estimated by Luis Rodrigo Peralta, B.Sc., FAusIMM CP (Geo), Independent Qualified Person under NI 43-101.
13.Mr. Peralta is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues that could materially affect the potential development of the Mineral Resource.
14.All figures are rounded to reflect the relative accuracy of the estimates. Minor discrepancies may occur due to rounding to appropriate significant figures.

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